Form C

Cover Page

Name of issuer:

Groundfloor Finance Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: GA

Date of organization: 1/28/2013

Physical address of issuer:

600 Peachtree Street NW
Ste. 810
Atlanta GA 30308

Website of issuer:

http://www.groundfloor.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

1,139

Price:

$43.90000

Method for determining price:

Dividing pre-money valuation $243,407,782 by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,002.10

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,999,990.50

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

103

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$192,996,368.00	$71,949,680.00
Cash & Cash Equivalents:	$2,641,950.00	$1,429,172.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$192,858,384.00	$73,416,711.00
Long-term Debt:	$134,865.00	$138,680.00
Revenues/Sales:	$11,220,099.00	$5,451,538.00
Cost of Goods Sold:	$1,363,150.00	$611,436.00
Taxes Paid:	$0.00	$0.00
Net Income:	($3,948,774.00)	($4,786,633.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Groundfloor Finance Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Yair Goldfinger	CEO	AppCard	2022
Bruce Boehm	Professional Investor	Retired	2014
Lucas Timberlake	General Partner	Fintech Ventures Fund	2019
Brian Dally	Co-Founder	Groundfloor Finance Inc.	2013
Nick Bhargava	Co-Founder	Groundfloor Finance Inc.	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Rhonda Hills	COO	2018
Ben Sutton	SVP Finance and Strategy	2017
Chris Schmitt	CTO	2014
Brian Dally	Co-Founder / CEO	2013
Nick Bhargava	Co-Founder	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the

These securities are offered under an exemption from registration, however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

No assurance can be given that investors will realize a return on their investments in us or that they will not lose their entire investment in our shares. In addition, the Series B3 Stock has limited rights, preferences and privileges which are substantially unlike traditionally offered shares of preferred stock. Also, holders of shares of our Series A Preferred Stock and Series Seed Preferred Stock have superior rights, preferences and privileges than those of investors in our Series B3 Stock including, but not limited to superior preemptive rights. Each prospective investor of our shares should carefully read this Offering Circular and specifically read and review the limited rights, preferences and privileges of the Series B3 Stock as more fully described in Offering Materials. ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.

We may withdraw or abandon an offering of the Series B3 Stock at any time without penalty prior to issuance. If we abandon or withdraw an offering of the Series B3 Stock, we will promptly release all funds committed to purchasing shares of Series B3 Stock, but you will not earn any interest or return on any such funds. As a result, you will not have realized any benefit from the transaction and will have lost the opportunity to use your money elsewhere.

Shares of the Series B3 Stock and the Common Stock issuable upon conversion will not be listed on any securities exchange or interdealer quotation system. There is no trading market for the Series B3 Stock, and we do not expect that such a trading market will develop in the foreseeable future, nor do we intend to offer any features on the Groundfloor Platform to facilitate or accommodate such trading. Until our shares are listed, if ever, you may not sell your shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, any investment in the Series B3 Stock and the Common Stock issuable upon conversion will be highly illiquid, and investors in the Series B3 Stock may not be able to sell or otherwise dispose of their shares in Series B3 Stock in the open market. Additionally, we currently have no redemption plan in place for the Series B3 Stock and do not expect to adopt any such redemption plans in the future. Because of the illiquid nature of the shares of Groundfloor Series B3 Stock, you should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

This is a fixed price offering, which means that the Offering Price is fixed and will not vary based on the underlying value of our assets at any time. Our Board has determined the Offering Price in its sole discretion. The Offering Price has been based on an internal valuation analysis of our Company as a whole. Although we believe the valuation to be fair as of the date it was determined, the fixed offering price established for our shares may not be supported by the current value of our Company or our assets at any particular time.

Certain investors in this offering do not have preemptive rights to any shares we issue in the future. After your purchase in this offering, our board of directors may elect to issue or sell additional shares in future public or private offerings. To the extent we issue additional shares after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value of your shares.

We have the authority to retain all of our earnings for the future operation and expansion of our business. We do not intend to make any cash distributions to holders of our Series B3 Stock or Common Stock in the foreseeable future. Investors should not expect to receive income on an ongoing basis from an investment in us.

By purchasing shares in this offering, investors agree to be bound by any arbitration provisions contained in our subscription agreement. Such arbitration provision applies to claims that may be made regarding this offering and, among other things, limits the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. The arbitration process may be less favorable to investors than court proceedings and may limit your right to engage in discovery proceedings or to appeal an adverse decision. You also waive your right to a jury trial under the subscription agreement. These provisions may have the effect of discouraging lawsuits against us and our directors and officers.

When you purchase Series B3 shares, you are required to agree to the terms of Groundfloor's Subscription Agreement and the Investors' Rights Agreement which sets forth your principal rights and obligations as an investor in Series B3 Stock.

Under the terms of the Subscription Agreement, we may require that any claims against us, including without limitation, claims alleging violations of federal securities laws by us or any of our officers or directors and claims other than in connection with this offering, be resolved through binding arbitration rather than in the courts. Notwithstanding the foregoing sentence, you may elect to opt out of the arbitration provision for all purposes by sending an arbitration opt out notice to the Company in accordance with the terms and conditions set forth in Section 8 of the Subscription Agreement. If you do not opt out of binding arbitration, Section 8 of the Subscription Agreement provides, among other things, that (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in courts, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited and potentially differs in form and scope from court proceedings; (iv) an award by an arbitrator is not required to include factual findings or legal reasoning, and your right to appeal or to seek modification of a ruling by the arbitrator is strictly limited; and (v) the arbitrator (or three arbitrator panel, if applicable) may include a minority of persons engaged in the securities industry. As a result, the arbitration process may be less

favorable to investors than court proceedings and may limit your right to engage in discovery proceedings or to appeal an adverse decision. These provisions may have the effect of discouraging lawsuits against us and our directors and officers. Your agreement to the arbitration provisions in the Agreements will not waive the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

The Company believes that the arbitration provisions in the Agreements are enforceable under federal and state law. The Federal Arbitration Act ("FAA") is an act of Congress that provides for judicial facilitation of dispute resolution through arbitration and embodies a national policy favoring arbitration, providing that a written contractual provision evidencing a transaction involving interstate commerce to arbitrate a controversy "shall be valid, irrevocable, and enforceable, save upon such grounds as exist at law or in equity for the revocation of any contract." Further, the United States Supreme Court has interpreted the FAA as creating a uniform body of federal substantive law regulating the enforceability of agreements to arbitrate that applies to all contracts involving interstate commerce in both state and federal court. The arbitration provision in the Investor Agreement specifically states that it is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA.

In the event that enforceability issues arise under state law, the Company maintains its belief that the arbitration clause will be upheld. In AT&T Mobility LLC v. Concepcion, 131 S. Ct. 1740 (2011), the United State Supreme Court recognized that in order to accomplish the general purpose of the FAA to promote efficient streamlined procedures for resolving disputes, federal law has developed a preference for enforcing arbitration agreements according to their terms. Consistent with this preference, the Court has held that state laws discriminating against arbitration are preempted by the FAA because such rules stand as an obstacle to the FAA's objectives. Further, the FAA is presumed to preempt the state law selected in a general choice-of-law clause unless the contract expressly evidences the parties' intent that state arbitration law applies in place of or in addition to the FAA. As cited above, the arbitration provision in the Investor Agreement clearly sets forth the parties' intent that the FAA should apply rather than state law.

You also waive your right to a jury trial under the Subscription Agreement and the Investors' Rights Agreement. Accordingly, if you bring a claim against the Company in connection with matters arising under the Subscription Agreement and the Investors' Rights Agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and our directors and officers. Purchasers of Series B3 Stock in a secondary transaction will also be subject to the jury waiver provision in the Subscription Agreement and Investors' Rights Agreement. If a lawsuit is brought against us under the Subscription Agreement and the Investors' Rights Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement and the Investors' Rights Agreement.

While the Company believes that a contractual pre-dispute jury trial waiver is generally enforceable, the enforceability of the jury trial waiver is not free from doubt. To the Company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. With respect to enforceability under Georgia state law, the Company acknowledges that the state courts of Georgia, which have jurisdiction over state law matters arising under the Subscription Agreement and the Investors' Rights Agreement, have upheld the minority position that contractual pre-dispute jury trial waivers are not enforceable. If the Company opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Subscription Agreement and the Investors' Rights Agreement.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Subscription Agreement and the Investors' Rights Agreement with a jury trial if you have not elected to opt out with respect to binding arbitration as set forth in Section 8 of the Subscription Agreement. No condition, stipulation or provision of the Subscription Agreement or the Investors' Rights Agreement serves as a waiver by any Investor of the Company's compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Real estate projects involve considerable risk, which may affect the Borrower's ability to make payments under its Loan and our ability to collect Loan Payments on a timely basis.

Real estate development projects are inherently risky, and the risks they involve may affect the Borrower's ability to make payments under its Loan. The risks involved in real estate development projects include the following:

·

changes in the general economic climate and market conditions;

·

complications involving the renovation or redevelopment of the real estate

complications involving the renovation or redevelopment of the real estate property connected to the Project;

·

limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the real estate property corresponding to the Project difficult;

·

unanticipated increases in real estate taxes and other operating expenses;

·

environmental considerations;

·

zoning laws and other governmental rules and policies; and

·

uninsured losses including possible acts of terrorism or natural disasters.

The risks associated with a particular investment will also vary depending on the type of Loan being financed and the terms negotiated with Borrowers. For example:

·

With Loans involving renovations, project completion may be delayed because the necessary renovations may be more extensive than first anticipated; as work progresses, more of the structure is opened up which may reveal previously unknowable defects or problems.

With new construction Loans, a fundamental default early in the term could be more detrimental to recovery, since it would leave us with a lien (on land and an incomplete structure) that could be worth less than the amount needed to provide a return to investors.

·

Where acquisition (either of land or of an existing structure) is part of use of proceeds the acquisition may fall through, causing the Loan to be abandoned before closing or to be paid off early, as no principal is drawn down after closing. In addition, the purchase price of the property may increase at the time of acquisition, decreasing the remaining funds available from our Loan which could impact the Borrower's ability to complete the associated renovations or construction as contemplated.

·

Permitting delays could impede a Borrower's ability to timely repay Loans involving renovations or construction.

·

Borrowers may use part of the Loan Proceeds to repay an existing loan used to acquire the property. There may be delays in the original lender releasing the property from any security interest related to the earlier loan in order for us to assume the first lien position after closing the loan transaction.

·

Borrowers may use part of the Loan Proceeds to offset the amount of cash or equity they otherwise would have in the project. This type of cash out refinancing may be involved in various types of Loans we originate.

·

Borrowers may be advanced all or part of the Loan Proceeds before the corresponding LROs are sold. In this case, the Borrower may begin work on the Project immediately and by the time the corresponding LROs are sold, substantial work may have been completed. This would effectively reduce the amount of time the LROs may be held, as the Borrower is now closer to their proposed exit than when LROs were first offered and therefore may be able to prepay the Loan.

·

There can be any number of issues with the title to a property. Although we confirm our senior lien position on properties by conducting a title search and obtaining title insurance, challenges to the enforceability of our senior position or title defects may nevertheless arise. Such defects could also result in a determination that we do not have an enforceable lien on the property. Resolution of these matters could delay our ability to foreclose on the property or pursue other collection remedies against the Borrower.

We will issue a commercial loan to the Borrower to fund the Project. The Borrower owns and controls the Project and is responsible for various management functions that are essential to the success of the Project. The Principal(s) of that borrowing entity control and operate it. Poor management on the part of the Borrower, or its Principals, could adversely affect the financial performance of the Project or expose the Project to unanticipated operating risks, which could reduce the Project cash flow and adversely affect the Borrower's ability to repay the Loan.

Groundfloor's consolidated financial statements for the period ended December 31, 2021 include a going concern note from its auditors. Groundfloor incurred a net loss for the years ending December 31, 2021 and December 31, 2020, and had an accumulated deficit of $30.2 million and $26.3 million as of December 31, 2021 and December 31, 2020, respectively. In view of these matters, Groundfloor's

ability to continue as a going concern is dependent upon Groundfloor's ability to increase operations and to achieve a level of profitability. Groundfloor Finance's most recent audited financial statements also included a going concern note from its auditors due to its history of net losses.

Since its inception, Groundfloor has financed its operations through debt and equity financings. Groundfloor intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

The failure to obtain sufficient debt and equity financing and to achieve profitable operations and positive cash flows from operations could adversely affect Groundfloor's ability to achieve its business objectives and for the company to continue as a going concern.

Groundfloor Finance has incurred net losses in the past, and expects to incur net losses in the future. Groundfloor Finance's accumulated deficit was $30.2 million and $26.3 million as of December 31, 2021 and December 31, 2020, respectively. Groundfloor Finance has not been profitable since inception, and may not become profitable. In addition, Groundfloor Finance expects operating expenses to increase in the future as it expands operations. If operating expenses exceed expectations, financial performance could be adversely affected. If revenue does not grow to offset these increased expenses, Groundfloor Finance may never become profitable. In future periods, Groundfloor Finance may not have any revenue growth or revenue could decline. Failure to become profitable could impair the operations of the Groundfloor Platform by limiting access to working capital required to operate the Groundfloor Platform. If Groundfloor Finance were to become insolvent or bankrupt, this would adversely affect our ability to generate revenues and control our expenses.

Much of the information provided by Borrowers during the application and underwriting process is not independently verified, and, although Borrowers represent and warrant in the Loan Agreement as to the accuracy of such information, it may nevertheless be inaccurate or incomplete. Additionally, we rely on data provided by third-party sources as a significant component of our underwriting process, and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business, and operating results.

Although we perform fraud checks and authenticate customer identity by analyzing data provided by external databases, we cannot assure that these checks will catch all fraud, and there is a risk that these checks could fail and fraud may occur. We may not be able to recoup funds underlying loans made in connection with inaccurate statements, omissions of fact, or fraud, in which case our revenue, operating results, and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negatively impacting our operating results, brand and reputation, and require us to take steps to reduce fraud risk, which could increase our costs and result in an adverse effect on our revenues.

Groundfloor Finance (with its affiliates) has a limited operating history. Groundfloor Finance owns and operates the Groundfloor Platform. Groundfloor Finance began originating real estate loans in Georgia through a subsidiary in November 2013 and transitioned to multi-state operations through the sale of Limited Recourse Obligations ("LROs") under a Regulation A offering in September 2015.

For Groundfloor Finance's business to be successful, the number of real estate development projects financed by Groundfloor Finance and its subsidiaries will need to increase, which will require Groundfloor Finance to increase its facilities, personnel and infrastructure to accommodate the greater servicing obligations and demands on the Groundfloor Platform. Groundfloor Finance must constantly update its software and website, expand its customer support services and retain an appropriate number of employees to maintain the operations of the Groundfloor Platform, as well as to satisfy our servicing obligations on the Loans. If Groundfloor Finance is unable to increase the capacity of the Groundfloor Platform and maintain the necessary infrastructure, this may have an adverse effect on our revenues.

Historically, Groundfloor Finance relied on debt financing to fund its start-up costs and working capital for its operations. More recently, Groundfloor Finance has relied on debt financing in connection with its loan advance program. Groundfloor Finance's obligations under these loans will reduce its available cash for re-investment and, therefore, may negatively impact its potential profitability until all amounts are repaid. In addition, since Groundfloor Finance has granted a security interest under these loans for certain assets, if Groundfloor Finance defaulted on its obligations, the secured parties could elect to foreclose on these assets and such a foreclosure would have an adverse effect on the ability of Groundfloor to operate its business.

Groundfloor Finance's substantial indebtedness may also limit its ability to borrow additional funds or obtain additional financing in the future. If Groundfloor Finance obtains additional debt financing to fund its operations or as capital for the loan advance program, a substantial portion of its operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on its operations.

Groundfloor Finance (with its affiliates) has a limited operating history. Groundfloor Finance began originating real estate loans in Georgia through a subsidiary in November 2013 and transitioned to multi-state operations through the sale of LROs under a Regulation A offering in September 2015. A limited number of our management team has experience in mortgage loan underwriting

and the founders of Groundfloor Finance had no such experience at the time it began operations. If the method adopted by Groundfloor Finance for evaluating potential Projects to fund and for establishing interest rates for the corresponding Loans proves flawed, investors may not receive the expected yield on the LROs. Although the proprietary Grading Algorithm utilized by Groundfloor Finance is based upon certain quantifiable characteristics that have been developed and is primarily driven by leverage and asset value, there is no assurance that the Grading Algorithm will accurately assess the risks associated with the Borrower or the property for which the Loan is being sought.

In some situations, Groundfloor Finance or a subsidiary may elect to originate and advance funds for a Loan prior to offering the corresponding series of LROs to the public, which could involve additional risks. Although advances are typically funded from one of more lines of credit or borrowing arrangements entered into by Groundfloor Finance or one of its subsidiaries, if we elect to do so from our own operating capital, that would have the effect of reducing the amount of cash we have available for other business expenditures until the advance is repaid. The same would be the case in the event Groundfloor Finance elected to use its own operating capital to fund advances. In addition, we may be required to continue to hold and service the advanced Loans in the event we are unable to qualify the corresponding series of LROs or if the Offering of such LROs is not fully subscribed and abandoned. Furthermore, the borrowing arrangements that may be used to make the advances will require the principal to be repaid within a short period of time as well as periodic interest payments. This may negatively impact the cash flow and cash position of Groundfloor Finance, particularly if GRE 1 is not able to issue and sell the corresponding LROs on a timely basis, increasing the risk to the overall business of Groundfloor Finance and its subsidiaries, including a potentially adverse effect on our revenues.

At this early stage in its development, Groundfloor has funded substantially all of its operations with proceeds from private financings from individual investors and venture capital firms. We rely on Groundfloor Finance to operate the Groundfloor Platform, facilitate due diligence and underwriting reviews, coordinate payment to and from investors and developers through the use of various funding accounts, manage Loan advances and to administer, service and collect on the Loans we fund through the offer and sale of LROs. As manager, Groundfloor Finance is also responsible for our day to day operations. To continue the development of its business, Groundfloor Finance will require substantial additional funds. To meet its financing requirements in the future, Groundfloor Finance may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict Groundfloor Finance's business activities and options. Additional funding may not be available to Groundfloor Finance on favorable terms, or at all. If Groundfloor Finance is unable to obtain additional funds, it may be forced to reduce or terminate our operations.

If the Borrower is unable to repay its obligations under the Loan, we may foreclose on the real estate property. Although we will seek out purchasers for the property, we may have to take an active role in the management of the Project. Prospective investors should consider that we and very few members of our management have previously managed real estate development projects. No assurances can be given that we can operate the Project profitably.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,002**

Use of Proceeds: 55.5% towards customer acquisition. We will run more digital ads. 37% towards product development, such as hiring additional engineers. 7.5% toward Wefunder intermediary fee

If we raise: **$4,999,991**

Use of Proceeds: 55.5% towards customer acquisition. We will run more comprehensive digital marketing across ad, search, and social. 37% towards product development, we will hire several more engineering staff. 7.5% toward Wefunder intermediary fee

Hitting our maximum target will allow us to hire a digital marketer and a marketing automation manager and spend the rest on digital campaigns / conversion campaigns. We will also hire more engineers for product development (mobile app work).

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of

proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $243,407,782 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Groundfloor Finance Inc. is offering up to 113,895 shares of Series B-3 Preferred Stock, at a price per share of $43.90.

The campaign maximum is $4,999,990.50 and the campaign minimum is $50,002.10.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	6000000	2594169	Yes
Series B-2	243348	189270	Yes
Series B Preferred	441940	441940	Yes
Series A Preferred	747385	747373	Yes
Series Seed Preferred	568796	554038	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	62324
Options:	950000

Describe any other rights:

Series Seed, Series A, and Series B-2 all have preemptive rights. Series B-3 and Common do not have preemptive rights. Series Seed, Series A, and Series B-2 all have 1x liquidation preferences. Series B-3 and Common do not have a liquidation preference, and participate in liquidation pari pasu and pro rata.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the

securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed

by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	11/29/21
Amount	$5,000,000.00
Interest rate	12.0% per annum
Discount rate	10.0%
Maturity date	08/24/23

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2019	Regulation D, Rule 506(b)	Convertible Note	$3,607,000	General operations
3/2020	Regulation A+	Common stock	$538,720	General operations
8/2021	Regulation A+	Preferred stock	$7,232,275	General operations
11/2021	Regulation D, Rule 506(b)	Convertible Note	$5,000,000	General operations
2/2022	Regulation D, Rule 506(b)	Preferred stock	$5,833,201	General operations
4/2022	Regulation D, Rule 506(b)	Common stock	$1,499,231	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Groundfloor offers short-term, high-yield real estate debt investments to the general public. We believe that everyone should have the freedom to invest on their own terms.

A trusted brand that serves millions of investors in global markets with over $10 billion in assets under management and $1.0 billion in annual revenue.

Milestones

Groundfloor Finance Inc. was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In August 2014, GROUNDFLOOR Inc. converted into a Georgia corporation and changed its name to Groundfloor Finance Inc.

Since then, we have:

- Our platform makes investing safe, easy, and predictable – with no fees, ever
- Short-term, high-yield investments that average a 10% annual return
- Raised more than $38 million from notable angels, VCs, and over 6,375 individual retail investors
- Nearly 200,000 users and growing quickly
- Over $800 million invested on the platform to date
- Winner of over two dozen industry and innovation awards
- First and only company qualified by the SEC to issue payment-dependent real estate notes

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $11,220,099 compared to the year ended December 31, 2020, when the Company had revenues of $5,451,538. Our gross margin was 87.85% in fiscal year 2021, compared to 88.78% in 2020.
- *Assets*. As of December 31, 2021, the Company had total assets of $192,996,368, including $2,641,950 in cash. As of December 31, 2020, the Company had $71,949,680 in total assets, including $1,429,172 in cash.
- *Net Loss*. The Company has had net losses of $3,948,774 and net losses of $4,786,633 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities*. The Company's liabilities totaled $192,993,249 for the fiscal year ended December 31, 2021 and $73,555,391 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $30,115,696 in equity and $11,957,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Groundfloor Finance Inc. cash in hand is $6,132,565, as of July 2022. Over the last three months, revenues have averaged $2,577,658/month, cost of goods sold has averaged $275,672/month, and operational expenses have averaged $2,594,972/month, for an average burn rate of $292,986 per month. We believe we could be profitable in 3 months if we chose to prioritize profitability over growth.

There have been no material changes or trends to our finances or operations during the first half of 2022. We have maintained and built on our 2021 growth and expect another strong year.

Over the next 3-6 months, we expect revenues to range between $5-6m and spending between $6-8m. Spending growth is driven by investments in customer acquisition and headcount growth across software, marketing, and product.

The core operating business has been profitable for over 18 months. Our profit is absorbed by investments to acquire investors, to enhance and improve our technology, and to continue developing new products and product features. Our decision to achieve profitability will be driven by runway and ability to afford growth investment. We believe we can achieve consistent and sustainable company level profitability within 3 months, if we decided to do so.

We have raised $7.3m in capital in the first half of 2022 and have the same amount remaining as of June 30, 2022. Our core operating business is profitable at current revenue levels. Our cash burn is a result of significant investment in product development and customer research within our Software and Product Departments. Additionally, we choose to burn more capital through investor acquisition. Our investor acquisition costs today fuel our ability to grow 12 months from now. We will manage our spending decisions based on our revenue levels and runway timing.

Projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28. The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Nick Bhargava, certify that:

(1) the financial statements of Groundfloor Finance Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Groundfloor Finance Inc. included in this Form reflects accurately the information reported on the tax return for Groundfloor Finance Inc. filed for the most recently completed fiscal year.

Nick Bhargava
Co-Founder

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent

or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.groundfloor.us/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Groundfloor Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Ben Sutton
- Brian Dally
- Bruce Boehm
- Chris Schmitt
- Lucas Timberlake
- Nick Bhargava
- Rhonda Hills
- Yair Goldfinger

Appendix E: Supporting Documents

- GFI_-_Fifth_Amended_and_Restated_Articles_of_Restatement__v3_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Groundfloor Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Ben Sutton
- Brian Dally
- Bruce Boehm
- Chris Schmitt
- Lucas Timberlake
- Nick Bhargava
- Rhonda Hills
- Yair Goldfinger

Appendix E: Supporting Documents

- GFI_-_Fifth_Amended_and_Restated_Articles_of_Restatement__v3_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Groundfloor Finance Inc.

By

Nick Bhargava

Co-Founder & EVP Regulatory Affairs

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Benjamin Sutton
SVP Finance & Strategy
8/12/2022

Brian Dally
Co-Founder & CEO
8/11/2022

Nick Bhargava
Co-Founder & EVP Regulatory Affairs
8/11/2022

Lucas Timberlake
Director
8/11/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.